UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cardiovascular Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

141619106

(CUSIP Number)

Glen D. Nelson, M.D.

301 Carlson Parkway, Suite 275

Minnetonka, MN 55305

(952) 404-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141619106

(1)	Names of reporting persons Glen D. Nelson, M.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) Not applicable
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,365,556
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,365,556
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,365,556 (1)
(12)

Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

☒

Does not include 42,677 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s common stock as of the date that is six months following the date of the termination of Dr. Nelson’s board membership.

(13)	Percent of class represented by amount in Row (11) 7.3% (2)
(14)	Type of reporting person (see instructions) IN

(1)	Of the total of 1,365,556 shares of common stock that are beneficially owned, (a) 377,775 shares are held directly by Dr. Nelson; (b) 258,655 shares are held by GDN Holdings, LLC, of which Dr. Nelson is the sole owner; (c) 48,524 shares are issuable upon the exercise of options granted to Dr. Nelson that are vested and exercisable within 60 days; and (d) 680,602 shares are issuable upon the exercise of warrants held by GDN Holdings, LLC that are exercisable within 60 days.
(2)	The percentage is based upon 18,002,967 shares of common stock outstanding as of February 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 9, 2012, and 729,126 shares of common stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No.141619106

(1)	Names of reporting persons GDN Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) Not applicable
(6)	Citizenship or place of organization Minnesota
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 939,257
	(8)	Shared voting power 0
	(9)	Sole dispositive power 939,257
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 939,257(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.0% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Of the total of 939,257 shares of common stock that are beneficially owned, (a) 258,655 shares are held by GDN Holdings, LLC, of which Dr. Nelson is the sole owner and (b) 680,602 shares are issuable upon the exercise of warrants held by GDN Holdings, LLC that are exercisable within 60 days.
(2)	The percentage is based upon 18,002,967 shares of common stock outstanding as of February 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 9, 2012, and 680,602 shares of common stock that may be acquired by the Reporting Person upon the exercise of warrants exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Cardiovascular Systems, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 651 Campus Drive, St. Paul, Minnesota 55112-3495. This Schedule 13D supersedes the Schedule 13G filed on December 9, 2010 by Glen D. Nelson. M.D. and GDN Holdings, LLC.

Item 2.	Identity and Background.

This statement is being jointly filed by the following persons (the “Reporting Persons”):

Glen D. Nelson, M.D., a citizen of the United States of America, and the sole owner of GDN Holdings, LLC, which is his principal occupation. Dr. Nelson is also the Chairman of the Company’s Board of Directors.

GDN Holdings, LLC, a Minnesota limited liability company that is primarily a private investment company.

The business address of the Reporting Persons is 301 Carlson Parkway, Suite 275, Minnetonka, MN 55305.

During the last five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the Common Stock acquired by the Reporting Persons during the period covered by this Schedule 13D was acquired by the Reporting Persons: (1) in open market purchases using personal funds of Dr. Nelson for a total of approximately $1,164,236; (2) in a private transaction purchase of warrants to purchase Common Stock of the Company using the existing working capital of GDN Holdings, LLC, for a total of approximately $2,023,111; (3) by the exercise of warrants to purchase Common Stock of the Company using the existing working capital of GDN Holdings, LLC, for a total of approximately $106,510; or (4) as compensation for Dr. Nelson’s service on the Board of Directors of the Company.

Item 4.	Purpose of Transaction.

The shares of the Company’s Common Stock were acquired by the Reporting Persons for investment purposes. Dr. Nelson is Chairman of the Board of Directors of the Company. In his capacity as Chairman of the Company, Dr. Nelson may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions, including shares that may be acquired upon exercise of options or warrants currently held or subsequently acquired by them, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to them, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Persons may decide in the future to sell all or part of their investments in the Company’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own the amount of Common Stock set forth below. For Dr. Nelson, the percentage set forth below is based upon 18,002,967 shares of Common Stock outstanding as of February 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 9, 2012, and 729,126 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days. For GDN Holdings, LLC, the percentage set forth below is based upon 18,002,967 shares of Common Stock outstanding as of February 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 9, 2012, and 680,602 shares of Common Stock that may be acquired by the Reporting Person upon the exercise of warrants exercisable within 60 days.

    Dr. Nelson:

Shares of Common Stock	Percentage of Outstanding Common Stock
1,365,556	7.3%

GDN Holdings, LLC:
Shares of Common Stock	Percentage of Outstanding Common Stock
939,257	5.0%

(b) The information set forth in items 7 through 11 of the cover pages (pages 1-2) hereto is incorporated herein by reference.

(c) From sixty days prior to November 30, 2010 until the date of filing hereof, the following transactions occurred:

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares			Purchase Price of Security
11/12/2010	Dr. Nelson	Purchase	Common Stock	11,151			$8.6812
11/15/2010	Dr. Nelson	Purchase	Common Stock	7,000			$8.7921
11/16/2010	Dr. Nelson	Purchase	Common Stock	6,000			$8.7706
7/18/2011	GDN Holdings	Warrant Exercise	Common Stock	12,131			$8.78
8/8/2011	Dr. Nelson	Director Compensation	Common Stock	6,472			$0
11/4/2011	Dr. Nelson	Purchase	Common Stock	17,000			$8.6353
11/7/2011	Dr. Nelson	Purchase	Common Stock	16,650			$9.5206
11/14/2011	Dr. Nelson	Purchase	Common Stock	10,300			$9.5334
11/15/2011	Dr. Nelson	Purchase	Common Stock	10,500			$9.3678
11/23/2011	Dr. Nelson	Purchase	Common Stock	10,000			$9.453
2/10/2012	Dr. Nelson	Purchase	Common Stock	30,000			$8.9201
2/13/2012	Dr. Nelson	Purchase	Common Stock	10,000			$8.9257

Date		Type of Activity	Type of Security	Amount	Date Exercisable	Exercise Price	Purchase Price of Security
11/30/2010	GDN Holdings	Private Transaction Warrant Purchase	Warrant	117,399	11/30/2010	$9.28	$3.35
11/30/2010	GDN Holdings	Private Transaction Warrant Purchase	Warrant	452,729	11/30/2010	$8.83	$3.60
7/18/2011	GDN Holdings	Exercise of Warrant	Warrant	(12,131)	N/A	$8.78	N/A
8/8/2011	Dr. Nelson	Director Compensation	Restricted Stock Units	7,192	(1)	(1)	$0

(1)	Each restricted stock unit represents the right to receive a payment from the Company equal in value to the market price per share of the Common Stock on the date of payment, and shall be payable in cash or shares of the Company’s Common Stock beginning six months following termination of each director’s board membership; provided, however, that one half of the restricted stock units have vested, and 1,798 will vest on each of 3/31/2012 and 6/30/2012. These restricted stock units are not included in the beneficial ownership calculation for Dr. Nelson because they are not exercisable within 60 days.

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company, other than the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D included as Exhibit 1 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement dated as of February 14, 2012, by and between Glen D. Nelson, M.D. and GDN Holdings, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	/s/ Glen D. Nelson
Glen D. Nelson, M.D.

GDN HOLDINGS, LLC

	By:	/s/ Glen D. Nelson
	Its:	Governor and Chief Managing Member

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree to file a joint Schedule 13D, and any required amendments to such Schedule, with respect to the interests of the undersigned in Cardiovascular Systems, Inc. and that the Schedule 13D to which this Agreement is attached has been filed on behalf of each of the undersigned.

Dated: February 14, 2012	/s/ Glen D. Nelson
Glen D. Nelson, M.D.

GDN HOLDINGS, LLC

	By:	/s/ Glen D. Nelson
	Its:	Governor and Chief Managing Member